As filed with the Securities and Exchange Commission on April 25, 2000 Registration No. 333-33530

________________________________________________________________________________


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                             ______________
                       PRE-EFFECTIVE AMENDMENT No.1
                               FORM S-3
                         REGISTRATION STATEMENT
                                UNDER
                       THE SECURITIES ACT OF 1933
                            _______________

                         BusinessMall.Com, Inc.
        (Exact name of registrant as specified in its charter)

          Nevada 					                    7379
							                                                         	95-3480640
(State or other jurisdiction    (Primary Standard Industrial (I.R.S. Employer
ofincorporation or organization) Classification Code Number) Identification No.)


                           _______________

                        BusinessMall.Com, Inc.
                   601 Cleveland Street, Suite 930
                      Clearwater, Florida  33755
                         Phone:	(727) 466-9898
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           _______________

                          Barry L. Shevlin
                Chief Executive Officer and Chairman
                      c/o BusinessMall.Com, Inc.
                    601 Cleveland Street, Suite 930
                      Clearwater, Florida  33755
                         Phone:	(727) 507-3555
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                         _______________

                         With Copies to:

                     Joel C. Schneider, Esq.
                     Sommer & Schneider LLP
                 595 Stewart Avenue, Suite 710
                     Garden City, NY  11530
                         (516) 228-8181

             Progressive Telecommunications Corporation
    (former name or former address if changed since last report)

Approximate date of commencement of proposed sale to the public: As soon as possible after the effective date of this Registration Statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_] If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ______________
                         CALCULATION OF REGISTRATION FEE


                                  Proposed    Proposed
Title of		 		                   		maximum	    	maximum
securities         Amount         offering    aggregate   		Amount of
  to be             to be         price per    offering  		registration
registered		     	registered			     share 			    price        fee (1)



Common Stock	  	  9,722,470      		$3.625  	$35,243,953     	$9,304.40


TOTAL								                               $35,243,953     	$9,304.40

(1)	The fee with respect to these shares has been calculated pursuant to
Rules 457(h) and 457(c) under the Securities Act of 1933 and based upon the average of the last price per share of the Registrant's Common Stock on March 28, 2000, a date within five (5) days prior to the date of filing of this Registration Statement, as reported by the OTC-Bulletin Board.

                          _________________

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                 SUBJECT TO COMPLETION, DATED APRIL 25, 2000

                          P R O S P E C T U S



                           9,722,470 Shares
                        BusinessMall.Com, Inc.
                            Common Stock
                          _________________

We are a fully-integrated provider of advanced telecommunications, communications management and e-commerce services to businesses. This prospectus relates to the offer and sale from time to time of up to 9,722,470 shares of our common stock by the stockholders named in this prospectus. This prospectus also covers such additional shares of our common stock as may be issuable to the selling stockholders in the event of a stock dividend, stock split, recapitalization or other similar change in our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock is quoted on the Over-The-Counter Bulletin Board under the symbol "BMAL." The last reported sale price of our common stock on the OTC-Bulletin Board on April 24, 2000, was $2.375 per share.

Our principal executive offices are located at 601 Cleveland Street, Suite 930 Clearwater, Florida 33755, and our telephone number is (727) 466-9898.
                             _________________

Investing in our common stock involves various risks. See "Risk Factors" beginning on page 3.
                              ________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_________________

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

                             TABLE OF CONTENTS

Risk Factors......................................  	  3
Legal Proceedings.................................    10
About BusinessMall.Com,Inc........................  	 10
Use of Proceeds...................................    10
Selling Stockholders..............................  	 11
Plan of Distribution..............................  	 15
Legal Matters.....................................  	 17
Experts...........................................  	 17
Where You Can Find More Information...............    17


You should rely only on the information contained in this prospectus or to which we have referred you. Neither we nor any of the selling stockholders have authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may be accurate only on the date of this prospectus.

If it is against the law in any state to make an offer to sell the shares (or to solicit an offer from someone to buy the shares), then this prospectus does not apply to any person in that state, and no offer or solicitation is made by this prospectus to any such person.


                              RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the risks described below and the other information in this prospectus before you decide to buy our common stock. You should also consider the additional information set forth in our SEC report Form 10-K and in the other documents considered a part of this prospectus. See "Where You Can Find More Information." The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

Except for any historical information, the matters we discuss in this prospectus concerning BusinessMall contain forward-looking statements. Any statements in this prospectus that are not statements of historical fact, are intended to be, and are, "forward-looking statements" under the safe harbor provided by Section 27(a) of the Securities Act of 1933. Without limitation, the words "anticipates," "believes," "estimates," "expects," "intends," "plans" and similar expressions are intended to identify forward-looking statements. The important factors we discuss below, as well as other factors identified in our filings with the SEC and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this prospectus.

Risks Related to Our Business

We have a limited operating history of less than four years, making it difficult to evaluate our future prospects

We were incorporated in July 1996 as a reseller of long distance telephone service. Our business has evolved into four areas: Internet directory that targets small to medium businesses through our subsidiary, The Yellow Page Directory.Com Corp. ("YellowPage"); business to business e-commerce through our subsidiary, BusinessMall.Com, Inc.; traditional local, long distance and international telephone services, through our subsidiary, StormTel, Inc. and Computer Telephony (unified messaging and voice activated virtual assistant) through our subsidiary, OPUS( Assistant, Inc. In February 2000, we introduced our emarketplace for U.S. small businesses. We have a limited operating history upon which an investor may evaluate our business and prospects. Our potential for future profitability must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets, such as emarketplaces in general and those catering to small to medium businesses in particular. We may not successfully address any of these risks. If we do not successfully address these risks, our business will be seriously harmed.

We have incurred losses in each quarter since inception, and we expect to incur significant operating losses for the foreseeable future

We have incurred net losses from operations in each quarter since inception and, as of December 31, 1999, had an accumulated deficit of $8,338,963. We expect to continue to incur losses for the foreseeable future. Most of our revenue to date has been generated by selling long distance telephone service at or below cost. We expect to increase significantly our operating expenses in the near future as we attempt to build our brand, expand our customer base and improve our technology infrastructure. To become profitable, we must increase revenue substantially and achieve and maintain positive gross margins. To increase revenue, we will need to continue to attract customers and suppliers to our emarketplace and expand our service and product offerings. To improve our gross margins, we will need to increase the proportion of revenue generated from higher-margin services, reduce service and product discounts and lower service and product costs. We may not be able to increase revenue and gross margins sufficiently to achieve profitability.

Our quarterly financial results are subject to fluctuations which may make it difficult to forecast our future performance

We expect our revenue and operating results to vary significantly from quarter to quarter making it difficult to formulate meaningful comparisons of our results between quarters. Our limited operating history and new and unproven business model further contribute to the difficulty of making meaningful quarterly comparisons. Factors that may affect our quarterly results include those discussed throughout this "Risk Factors" section.

Substantially all of our revenue for a particular quarter is derived from transactions that are initiated and completed during that quarter. Our current and future levels of operating expenses and capital expenditures are based largely on our growth plans and estimates of future revenue. These expenditure levels are, to a large extent, fixed in the short term. We will not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall in revenue relative to planned expenditures could harm our business and results of operations. In addition, our quarterly results will be affected by the mix of revenue generated from the sale of telephone services, virtual services and products.

We have no operating history in our internet business which makes it nearly impossible to assess the seasonal factors in our business. Nevertheless, we expect there to be seasonal fluctuations in our business, reflecting a combination of seasonal trends for the services and products we offer, seasonal trends in the buying habits of our target small to medium business customers and seasonal trends reflecting Internet usage. For example, Internet use generally declines during the summer months.
Our network and software are vulnerable to security breaches and similar threats which could result in our liability for damages and harm our reputation

Our network infrastructure is vulnerable to computer viruses, break-ins, network attacks and similar disruptive problems. This could result in our liability for damages, and our reputation could suffer, thus deterring potential customers from transacting with us. Security problems caused by third parties could lead to interruptions and delays or to the cessation of service to our customers. Furthermore, inappropriate use of the network by third parties could also jeopardize the security of confidential information stored in our computer systems.

To help reduce our network's vulnerability to security breaches, we have completed a network security audit, upgraded all of our network components, updated our software to current release levels and implemented extensive site monitoring software. Further, we have hired employees dedicated solely to ensuring network security and developing related policies, procedures and internal controls.

We intend to implement industry-standard security measures, but we cannot assure you that the measures we implement will not be circumvented. The costs and resources required to alleviate security problems may result in interruptions, delays or cessation of service to our customers, which could harm our business.


The development of our brand is essential to our future success and requires significant expenditures

We believe that development of the BusinessMall.Com brand is crucial to our future success. The importance of brand recognition will increase as more companies engage in commerce over the Internet. Because the online commerce aspects of our business model have limited legal, technological and financial barriers to entry, if we are unable to establish a trusted brand name, our business will suffer.

We currently intend to invest significant capital resources to develop our brand, including spending significant amounts of money on advertising and promotions. Furthermore, the cost of advertising and promotions is growing rapidly. In addition, if our competitors significantly increase their advertising and promotions spending, we may be forced to increase our expenditures accordingly. We cannot be certain that our efforts to promote our brand will be successful or that we will have adequate financial resources to continue to promote our brand.

If we fail to increase traffic to our web site and the proportion of visitors who purchase services or products, our business will not grow as we expect

To generate revenue, we must drive traffic to our web site and convert visitors into purchasers of services and products. We use a number of techniques to increase traffic to our web site, including developing relationships with third parties, advertising, e-mail and contests. Currently, we are using a variety of techniques to increase customer conversion rates, including using discounts on selected items and other incentives. Many of these techniques are new and unproven, and we cannot be certain that any of them will be successful in helping us increase traffic or conversion rates. If we are unable to draw significantly higher traffic to our web site and convert a significant number of web site visitors into customers, our business will not grow as we expect.

Intense competition could impede our ability to gain market share and harm our financial results

Emarketplaces are new, rapidly evolving and intensely competitive. In addition, the traditional non-Internet-based markets for business products such as computer hardware and software, office furniture, office equipment and office supplies are also intensely competitive. We compete with both traditional distribution channels as well as other online services. Our current and potential competitors include:

* Internet sites that target the small to medium business market including BizBuyer.com, Digitalwork.com and Works.com;

* Internet sites targeting the consumer market that also sell to small to medium business customers, including Beyond.com, Buy.com and Onsale.com;

* companies such as America Online, Microsoft, NBCi and Yahoo! that offer a broad array of Internet-related services and either offer business-to-business e-commerce services presently or have announced plans to introduce such services in the future; and

* traditional non-internet-based retailers that sell of resell business service and products such as AT&T Wireless, Circuit City and CompUSA.

We may not compete successfully against current or future competitors, many of which have substantially more capital, longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These competitors may also be more successful than we in engaging in more extensive development of their technologies, adopting more aggressive pricing policies and establishing more comprehensive marketing and advertising campaigns. Our competitors may develop web sites that are more sophisticated than ours with better online tools, and that have service and product offerings superior to ours. Many of our competitors have had success raising money from well-known sources. For example, according to VentureSource in May 1999 Works.com received approximately $25 million in venture capital financing from investors including Bowman Capital Management, Hummer Winblad Venture Partners and Merrill Lynch Venture Capital. Also, according to VentureSource in August 1999 AllBusiness.com received $17 million in venture capital financing from investors including Technology Crossover Ventures, Canaan Partners and Intel. In February 2000, AllBusiness.com entered into an agreement to be acquired by NBCi. For these or other reasons, our competitors' web sites may achieve greater acceptance than ours, limiting our ability to gain market share and customer loyalty and to generate sufficient revenue to achieve profitability.

Our business model is new, unproven and evolving and may not prove to be viable in the long run

Our business model is new, unproven and continues to evolve. In particular, our business model is based on several assumptions, any one of which may not prove to be true, including the following:

* a significant number of small and medium businesses will be willing to purchase their business services and products online;

* a significant number of small and medium businesses and small and medium business service providers will use our emarketplace to buy and sell services and products; or

* small business customers will provide us data about themselves.

If any of these assumptions do not prove to be true, our business may not be viable in the long run.

In addition, to date we have sold many of our products at or below our cost, causing us to incur negative gross margins. We cannot assure you that if, in the future, we choose to increase the prices at which we sell our products, we will be able to retain existing customers and attract new customers. If we are unable to retain and grow our existing customer base, our business model may not prove to be viable.

If we fail to increase the proportion of revenue derived from sales of services, our gross margins will not improve.

In general, we expect to derive higher gross margins from the sale of services than from the sale of products. If we are to improve gross margins, we must increase the proportion of revenue generated from sales of services. To date, our sales of services have been minimal, and the sale of services over the Internet has not yet achieved broad market acceptance. The sale of services through the Internet may not achieve broad market acceptance, and, even if it does, we may not achieve significant sales of services.

If we do not develop additional and maintain existing relationships with third parties, we may be unable to increase traffic to our web site.

We depend on relationships with third parties to direct traffic to our web site. Most of these agreements call for the third party to be paid a monthly fee. Some of these relationships require us to pay the third party a percentage of revenue generated from customers who make a purchase after linking through from the third party's web site. Most of these relationships are for terms of six months or less and many of them are cancelable by either party without cause upon limited notice. We must maintain our existing relationships and develop new relationships on terms acceptable to us to continue to increase traffic to our web site. The termination of any of these existing agreements, or the failure to secure similar relationships with new third parties would limit the growth in traffic to our web site or cause it to decline, and would likely impede our ability to attract a large enough customer base to make our business viable. Additionally, we do not know if we will be able to renew any or all of these agreements on acceptable terms.

Even if we maintain our existing relationships, because most of them have been formed recently and several of them have not yet been fully established, we do not have sufficient historical data to assess accurately whether they will be successful in drawing sufficient traffic to our web site. Any unexpected decline in traffic to the web sites of the third parties with whom we have relationships could have a negative impact on the traffic to our web site.

If we are unable to maintain our relationships on commercially favorable terms with the small number of suppliers of the products we sell, our business will suffer.

We do not typically maintain physical inventory but may do so for scarce resources or when otherwise appropriate. Our relationships with our suppliers are in the form of standard agreements. We do not have minimum commitments or guaranteed pricing with any of our suppliers. Individual transactions become contracts by way of our issuing purchase orders. Our agreements with our suppliers are cancellable at any time by either party. Our suppliers could:

* discontinue service to us at any time with little or no notice, in which case we may be unable to obtain alternate supply sources on comparable or acceptable terms;

* raise prices above the level at which we can profitably sell products to our customers;

* establish more favorable pricing structures for our competitors; or

* establish strict payment terms that constrain our working capital.

Any unfavorable action or event concerning our supplier relationships that hinders our ability to fulfill orders quickly, accurately and on competitive terms would harm our business.

We expect to grow very quickly and if we fail to manage this growth, our ability to increase revenue and achieve profitability will be harmed.

Effectively managing our expected future growth will require, among other things, that we successfully upgrade our operating systems, improve our management reporting capabilities and strengthen internal controls. We will also need to attract, hire and retain highly skilled and motivated officers and employees. We must also maintain close coordination among our marketing, operations, engineering and accounting departments. We may not succeed in achieving any of these objectives.

Our business will suffer if we are unable to hire and retain highly qualified employees.

Our future success depends on our ability to identify, hire, train and retain highly qualified sales and marketing, technical, managerial and administrative personnel. As we continue to introduce new services, products and features on our web site, and as our customer base and revenue continue to grow, we will need to hire a significant number of qualified personnel. Competition for qualified personnel, especially those with Internet experience, is intense, and we may not be able to attract, train, assimilate or retain qualified personnel in the future. Our failure to attract, train, assimilate and retain qualified personnel could seriously disrupt our operations and could increase our costs as we would be required to use more expensive outside consultants.

Our executive officers and key employees are critical to our business, and these officers and key employees may not remain with us in the future.

Our business and operations are substantially dependent on the performance of our key employees. We believe that our key employees include all of the executive officers, the loss of any of our executive officers could adversely affect our business. We do not maintain "key person" life insurance on any of our executives. The loss of any of our key executives would likely harm our business.

We will require significant additional capital in the future, which may not be available on suitable terms, or at all.

The expansion and development of our business will require significant additional capital, which we may be unable to obtain on suitable terms, or at all. If we are unable to obtain adequate funding on suitable terms, or at all, we may have to delay, reduce or eliminate some or all of our advertising, marketing, co-branding relationships, engineering efforts, general operations or any other initiatives. We will require substantial additional funds to carry out and expand our planned advertising and marketing activities and to continue to develop and upgrade our technology. During the next 12 months, we expect to meet our cash requirements with existing cash, cash equivalents and the net proceeds from this offering. However, if our capital requirements vary materially from those currently planned, we may require additional funding sooner than anticipated. If we issue convertible debt or equity securities to raise additional funds, our existing stockholders will be diluted.

If we fail to expand our current technology infrastructure, we will be unable to accommodate our anticipated growth.

To be successful, we must continue to increase substantially traffic to our web site and convert web site visitors into customers. Accommodating this potential growth in web site traffic and customer transactions will require us to continue to develop our technology infrastructure. To maintain the necessary technological platform in the future, we must continue to expand and stabilize the performance of our web servers, improve our transaction processing system, optimize the performance of our network servers and ensure the stable performance of our entire network. We may not be successful in our ongoing efforts to upgrade our systems, or if we do successfully upgrade our systems, we may not do so on time and within budget. If we fail to achieve a stable technological platform in time to handle increasing web site traffic or customer order volume, potential customers could be discouraged from using our emarketplace, our reputation could be damaged and our business could be harmed.


The performance of our web site is critical to our business and our reputation.

Any system failure that causes an interruption in the service of our web site or a decrease in its responsiveness could result in reduced user traffic and reduced revenue. Further, prolonged or ongoing performance problems on our web site could damage our reputation and result in the permanent loss of customers to our competitors' web sites. We have occasionally experienced system interruptions that have made our web site totally unavailable, slowed its response time or prevented us from efficiently fulfilling orders, and these problems may occur again in the future.

We entered into an agreement with Quest Communications to maintain all of our web servers and database servers at Quest's New Jersey location. Our operations depend on Quest's ability to protect its and our systems against damage from fire, power loss, water damage, telecommunications failures, vandalism and similar unexpected adverse events. Any disruption in the services provided by Quest could severely disrupt our operations. Our backup systems may not be sufficient to prevent major interruptions to our operations, and we do not have a formal disaster recovery plan. We may not have sufficient business interruption insurance to cover losses from major interruptions.

Our customers and visitors to our web site depend on their own Internet service providers, online service providers and other web site operators for access to the BusinessMall.Com web site. Each of these providers has experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems.

We have risks associated with potential acquisitions or investments.

Since we were founded, we have significantly expanded through acquisitions. In the future, we plan to pursue additional acquisitions. We will do this to:

* recruit well-trained, high-quality professionals;
* expand our service offerings;
* gain additional industry expertise;
* broaden our client base; and
* expand our geographic presence.

We may not be able to integrate successfully businesses which we may acquire in the future without substantial expense, delays or other operational or financial problems. We may not be able to identify, acquire or profitably manage additional businesses. We may also require debt or equity financing for future acquisitions that may not be available on terms favorable to us, if at all.

Also, acquisitions may involve a number of risks, including:

* diversion of management's attention;
* failure to retain key personnel;
* failure to retain existing clients;
* unanticipated events or circumstances;
* legal liabilities; and
* amortization of acquired intangible assets.

We cannot assure you that client satisfaction or performance problems at a single acquired firm will not have a material adverse impact on our reputation as a whole. Further, we cannot assure you that our recent or future acquired businesses will generate anticipated revenues or earnings.



Our services and products depend upon the continued availability of licensed technology from third parties

We license and will continue to license technology integral to our services and products from third parties. If we are unable to acquire or retain key third-party product licenses or integrate the related third-party products into our services and products, our service and product development may be delayed. We also expect to require new licenses in the future as our business grows and technology evolves. We may not be able to obtain these licenses on commercially reasonable terms, if at all.

If we expand our international sales and marketing activities, our business will be susceptible to numerous risks associated with international operations

Although we have no current plans to expand our international operations and hire additional personnel outside of the United States, we anticipate that we may elect to do so in future. Therefore, in the future we may commit significant resources to expand our international sales and marketing activities. If successful, we will be subject to a number of risks associated with international business activities. These risks generally include:

* currency exchange rate fluctuations;
* seasonal fluctuations in purchasing patterns;
* unexpected changes in regulatory requirements;
* tariffs, export controls and other trade barriers;
* longer accounts receivable payment cycles and difficulties in collecting accounts receivable;
* difficulties in managing and staffing international operations;
* potentially adverse tax consequences, including restrictions on the repatriation of earnings;
* burdens of complying with a wide variety of foreign laws;
* risks related to the recent global economic turbulence; and
* political instability.

Risks Related to the Internet and Our Industry

We will not be able to grow our business unless small and medium businesses increase their use of the Internet to conduct commerce and the Internet is able to support the demands of this growth

Our success depends on the increasing use of the Internet by small businesses. If use of the Internet as a medium for consumer and business communications and commerce does not continue to increase, demand for our services and products will be limited and our financial results will suffer.

Even if small businesses increase their use of the Internet, the Internet infrastructure may not be able to support the demands of this growth. The Internet infrastructure must be continually improved and expanded in order to alleviate overloading and congestion. If the Internet's infrastructure is not improved or expanded, the Internet's performance and reliability will be degraded. Internet users may experience service interruptions as a result of outages and other delays occurring throughout the Internet. Frequent outages or delays may cause consumers and businesses to slow or stop their use of the Internet as a transaction-based medium.

We may not be able to keep up with rapid technological and industry changes

The Internet and online commerce markets are characterized by rapid technological change, frequent introductions of new or enhanced hardware and software products, evolving industry standards and changes in customer preferences and requirements. We may not be able to keep up with any of these or other rapid technological changes, and if we do not, our business will be harmed. These changes and the emergence of new industry standards and practices could render our existing web site and operational infrastructure obsolete. The widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our operating practices or infrastructure. To be successful, we must enhance our web site responsiveness, functionality and features, acquire and license leading technologies, enhance our existing service and product offerings, and respond to technological advances and emerging industry standards and practices in a timely and cost effective manner.

Future regulations could be enacted that either directly restrict our business or indirectly impact our business by limiting the growth of e-commerce

As e-commerce evolves, federal, state and foreign agencies could adopt regulations covering issues such as privacy, content and taxation of services and products. If enacted, government regulations could limit the market for our services and products. Although many regulations might not apply to our business directly, we expect that laws regulating the collection or processing of personal or consumer information could indirectly affect our business. It is possible that legislation could expose companies involved in e-commerce to liability, which could limit the growth of e-commerce generally. Legislation could hinder the growth in Internet use and decrease its acceptance as a medium for communication and commerce.

Risks Related to the Telecommunications Industry

Intense competition in the telecommunications industry

	The telecommunications industry is highly competitive. We expect that we will face substantial and growing competition from a number of providers of data networking, data transport, and telephony services. Although we do not believe that a significant number of other companies are providing Enterprise Network Services solutions or a comparable range of integrated data networking, data transport, and telephony outsourcing services to small and medium-sized businesses, we do face intense competition in each of our individual product and service offerings. Our competitors include incumbent local exchange carriers (including the regional bell operating companies ("RBOCs" and GTE), traditional and wireless competitive local exchange carriers, long distance carriers (such as AT&T and MCI WorldCom), and data integrators and providers of network services and customer premises equipment (such as Williams Telecommunications, Inter-Tel and Claricom).

	With respect to any individual product or service we offer, we do not necessarily enjoy any particular competitive advantage over other industry
participants.   Indeed, some of these competitors or potential competitors are or will be able to bundle the same types of product and service components offered by us. In particular, any telecommunications carrier that offers both local and long-distance telecommunications services, including any incumbent local exchange carrier permitted to offer in-region long-distance services, will be able to offer these services as a single-source provider to customers. Because we have no present intention of owning fiber optic cable or last mile connections, some of our competitors will have a lower cost than we do for long distance or local services.

	The RBOCs are also moving more aggressively into data transport. They have filed petitions seeking to have the FCC deregulate immediately the provision of packet-switched transport services. Although the FCC denied these petitions, the FCC has proposed permitting incumbent local exchange carriers to offer interLATA (local access and transport area) data services through a separate affiliate. Moreover, Bell Atlantic has petitioned to be allowed to provide interLATA data transport services in West Virginia; SBC Communications and Bell Atlantic have announced that they intend to provide more data networking services to commercial customers; and a number of RBOCs have begun offering digital subscriber line services.

	A continuing trend toward business combinations and alliances in the telecommunications industry may create significant new competitors with resources far greater than ours. These business combinations include the merger of AT&T and Tele-Communications, Inc. ("TCI"), which will allow the resulting entity to bundle products form each of these companies. The AT&T -TCI merger follows AT&T's successful acquisition of Teleport Communications Group, a large competitive local exchange carrier. In addition, several of the largest local phone companies have proposed to merge, including Bell Atlantic with GTE and SBC Communications with AmeriTech.

We may not be able to keep up with rapid technological advances in the telecommunications industry

	The telecommunications industry is undergoing rapid and significant technological change. We will need access to improving technology to remain competitive, and, if we do not, our telecommunications business will be harmed. We do not intend on allocating significant capital to research and development. Consequently, we will rely on large manufacturers to supply us with the most advanced products. In addition, technological development may allow other companies to provide single-source solutions in competition with our product offering. For example, Sprint has announced its development of an "Integrated-On-Demand Network" which, if viable, will allow customers to simultaneously use the Internet, telephone, and fax machine through the use of the same phone line. Hardware manufacturers are also designing multi-function switching platforms similar to our E-POP(() , this will allow other small providers and start=up companies to sue a similar lower-cost platform as we presently are selling.

Risks Related to Our Offering

Investors may find it difficult to trade our common stock on the Over-The-Counter Electronic Bulletin Board.

Our common stock trades only on the Over-The-Counter Electronic Bulletin Board. We currently do not meet the requirements for listing on NASDAQ Small-Cap market or any national stock exchange. Because our common stock trades on the Bulletin Board, an investor may find it difficult to sell or to obtain accurate quotations as to the market value of our common stock. Furthermore, because our common stock is also subject to certain rules promulgated by the SEC under the Securities Exchange Act of 1934. These rules require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock. Generally, a penny stock is any non-National Market listed equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Our common stock meets the definition of a penny stock.
The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from affecting transactions on our common stock and may limit the ability of purchasers of our common stock to resell our common stock in a secondary market.

We are registering a large percentage of our common stock presently outstanding

The 9,722,470 shares of common stock, including the shares underlying warrants and convertible debentures (approximately 5,733,000 shares) being offered by this prospectus represent approximately 51% of our total issued and outstanding equity securities. Registering such a large percentage of our total issued and outstanding securities may have an adverse effect on the market price of our common stock.

Our stock price may be volatile

The stock market and specifically the stock prices of Internet-related companies have been very volatile. This broad market and industry volatility may reduce the price of our common stock, without regard to our operating performance. Due to this volatility, the market price of our common stock could significantly decrease.

Our principal stockholders, officers and directors will own a controlling interest in our voting stock

Upon completion of this offering our officers, directors and stockholders with greater than 5% holdings will, in the aggregate, beneficially own approximately 28.4% of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval, including:

* election of our board of directors;
* removal of any of our directors;
* amendment of our certificate of incorporation or bylaws; and
* adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

These stockholders will have substantial influence over our management and our affairs.

                            LEGAL PROCEEDINGS

From time to time, the Company is a party to litigation, which arise, in the normal course of business. There is no litigation pending, or threatened that, if determined adversely, would have a material adverse effect upon the business or financial condition of the Company.

On April 17, 2000, the Company was named as a defendent in an arbitration filed with the American Arbitration Association in Orlando, Florida. The Claimant Matthew Gillio and Matthew Gillio Enterprises, Ltd. allege claims of breach of contract, breach of fiduciary duty and fraud. The claim arises out of certain agreements entered into between the Company's majority owned subsidiary and the claimant. The claim seekd $45,000 and securities of the Company. The Company forwarded the statement of claim to its litigation counsel and is awaiting advise as to how to proceed. The Company's position is that Mr. Gillio provided absolutely no services on its behalf and in fact directed the Company to enter into agreements with third parties which resulted in the Company paying fees to third parties without receiving any benefit in return. The Company intends to defend this matter vigorously and is contemplating making a counterclaim against Mr. Gillio.

                          ABOUT BUSINESSMALL.COM

	BusinessMall.Com, Inc. ("BusinessMall" or the "Company"), a Nevada corporation, is a fully-integrated provider of advanced telecommunications, communications management and e-commerce services to businesses. The Company plans to capitalize upon trends in technology convergence, marketplace preference for single source suppliers and the advent of e-commerce in several ways. First, it manages a global telecommunications services capable of transporting all types of voice, data and wireless communications. This includes all aspects of network planning and management, operation of switches, transmission capacity, enhanced service delivery platforms, and billing systems.
Second, it offers, through it's OPUS division, a communications and messaging management service using human voice commands to manage voice, fax and e-mail messaging and communications from North America. Finally, the Company plans to offer an array of e-commerce applications enabling businesses of all kinds to utilize the Internet and World Wide Web. Combined, these capabilities enable BusinessMall to provide services in two areas to growing companies: communications and e-commerce.

More specifically, BusinessMall's business strategy revolves around four areas:
Internet directory, targeting small to medium businesses through its subsidiary, The Yellow Page Directory.Com Corp. ("Yellow Page'); business to business e-commerce through its subsidiary, BusinessMall.Com, Inc.; traditional local, long distance and international telephone services, including calling cards, wireless services, and paging with integrated access and data networks through its subsidiary, StormTel, Inc.; and Computer Telephony (an advanced voice recognition service) through its subsidiary, OPUSTM Assistant, Inc.

Through December 31, 1999 our sole source of revenue was derived from domestic and international telecommunications service primarily through StormTel, Inc. During the fiscal period ending March 31, 2000, Yellow Page commenced sales of its directory package and BusinessMall entered into fulfillment agreements with TechData and SPRichards. These agreements are in the form of standard agreements. We do not have minimum commitments or guaranteed pricing with any of our suppliers.

                            USE OF PROCEEDS

The selling stockholders will sell all of the shares of common stock offered by this prospectus. Accordingly, we will not receive any of the proceeds from the sale of these shares.

                          SELLING STOCKHOLDERS

The following table sets forth information with respect to the selling stockholders. During the two-year period following the date of this prospectus, each selling stockholder may sell some, all or none of the shares registered. The number of shares each will own at the end of such two-year period cannot be determined at this time as it will depend on whether and the extent to which each sells registered shares as well as whether each buys and/or sells other shares of our common stock.

                           Beneficial Ownership          Beneficial Ownership
                             Prior to Offering   Shares     After Offering

Name of Selling Stockholder		Shares Percentage  Offered   Shares  Percentage


Barry Shevlin (1)         		1,104,398  7.7%	    120,000   984,398	   6.8%
James Wallace (2)	         	1,720,500 11.5%	    765,500   955,000    6.4%
Michael Kogan (3)	  	         350,000  2.4%	    250,000   100,000	   0.7%
EON Communications	  	        335,634  2.4%	    335,634	        0	    0%
Hotel Renovators	   	          40,000  0.3%	     40,000	        0	    0%
Seid Shehayeb		   	            10,000    *	      10,000	        0     0%
Stephen J. Spencer	            20,000  0.1%	     20,000	        0	    0%
Martin Marcum		                 4,000    *	       4,000         0     0%
Stephen Hughes & Edward Canada	 4,000    	        4,000      	  0     0%
Ellis Family Inc.		             4,000    *   	    4,000      	  0	    0%
Millennium Media		            359,192  2.5%	    359,192	        0	    0%
Merger Communications		         3,750    *        3,750	        0	    0%
The Stock Advisor		            20,000  0.1%	     20,000      	  0 	   0%
OPEX Communications		          17,500  0.1%	     17,500      	  0     0%
Marc Morales			                 4,000    *	       4,000         0     0%
Hassan Shehayeb (4)		         160,000  1.1%  	  160,000	        0	    0%
Gregory F. DiGiovanni Sr.      26,000  0.2%	     26,000      	  0     0%
Sam's Electric (5)		           10,000    *       10,000	        0     0%
Brian McKay (6)			             52,500  0.4%	     52,500	        0     0%
Ray Oliver (7)			              32,600  0.2%      32,600      	  0	    0%
Michael Kalbs			               12,500    *       12,500      	  0     0%
Alan Rabinoff			               12,500    *       12,500	        0     0%
Meeks, Dorman & Co. (8)		     250,000   1.7%    250,000	        0     0%
Equity Trading Fund (6)		     121,975   0.9%    121,975 	       0     0%
James Pallister			              2,000    *        2,000	        0     0%
Jack Augsback & Co. (9)		      99,500   0.7%     99,500	        0     0%
Global Development		          100,000   0.7%    100,000	        0     0%
Richard Dennison (10)		        32,000   0.2%     32,000	        0     0%
John Barrett (11)		           700,000   4.8%    700,000         0     0%
Jay Smithweck (11)		           10,000     *	     10,000	        0     0%
Patricia Smithweck (11)		       4,000     *       4,000	        0     0%
J. Lee Barton (11)		           60,000   0.4%     60,000	        0     0%
Kim L. Barton (11)		           60,000   0.4%     60,000      	  0     0%
Lynn B. Pruitt (11)		         120,000   0.8%    120,000         0	    0%
Betty A. Barton (11)		        120,000   0.8%    120,000	        0     0%
Martha A. Goodroe (11)		        8,000     *       8,000	        0     0%
C. Bennett Atkinson (11)	       4,000     *	      4,000	        0     0%
Diane S. Moore (11)		           4,000     *	      4,000      	  0     0%
Lola H. Lashway (11)		          8,000     *	      8,000	        0     0%
Matthew B. Lashway (11)		       8,000     *	      8,000      	  0     0%
Alvin T. Wilson III (11)	       8,000     *  	    8,000      	  0     0%
Margo Holeman (12)		           73,334   0.5%     73,334	        0     0%
Anthony Deutsch (11)		         28,000   0.2%     28,000      	  0     0%
C. Jeff Carter (11)		          20,000   0.1%     20,000	        0     0%
David Hulbert (11)		           44,000   0.3%     44,000	        0     0%
Fred Whitfield (11)		           8,000     *	      8,000	        0     0%
Mark Yates (5)			             100,940   0.7%    100,940	        0     0%
Eric Podeyn (5)			              8,636     *	      8,636 	       0     0%
Greg Smyczek (5)		              8,974     *	      8,974	        0     0%
Mary Jane Furr (13)		          30,000   0.2%     30,000 	       0     0%
Chelverton Fund	(14)		        280,000   2.0%    280,000         0     0%
Robert & Maxine Burton (15)	   80,000   0.6%     80,000	        0     0%
Jeanne & Mark Lepper (15)	     80,000   0.6%     80,000	        0     0%
Robert Passaneau	(16)	        500,000   3.4%    500,000      	  0     0%
R.S. Thomson, Jr. (17)		      396,000   2.7%    396,000         0     0%
Linda Righter (5)		            12,000     *	     12,000	        0     0%
Amended and Restated Trust of
    Madeline Marie Goudos(5)   16,000   0.1%     16,000	        0     0%
Andrew Plotkin (5)	             8,000     *	      8,000         0     0%
Mitchell & Lisa Needle (5)	     8,000     *	      8,000  	      0     0%
Morton Needle(5)		             12,000     *	     12,000	        0     0%
Mark & Stacy Dorman (5)		      24,000     *      24,000	        0     0%
Lester & Georgeann Needle (5)	  8,000     * 	     8,000	        0     0%
Ellice Dorman (5)		             4,000     *	      4,000         0     0%
Dana Dorman (5)			              2,000     *	      2,000	        0     0%
Ilana S. Dorman (5)		           2,000     *	      2,000      	  0     0%
Marc Chandler (5)		            54,000    0.4%    54,000	        0     0%
BMJ Partners (5)		             80,000    0.6%    80,000	        0     0%
Robert & Debra Johnson TenCom(5)  10,000  *    	 10,000    	    0     0%
Warren Zee(5)			               20,000    0.1%    20,000	        0     0%
Carl Bufford (5)		             10,000     *  	   10,000	        0     0%
James A. Brock (5)		            8,000     *	      8,000	        0     0%
Robert S. Asprey, Jr. (5)      20,000     *      20,000  	      0     0%
Andrew Wist (5)			             16,000     *      16,000	        0     0%
Noah Smith (5)			               8,000     *	      8,000	        0     0%
East Coast Factors, Inc. (5)	  40,000    0.3%    40,000 	       0     0%
C. Lee Boatwright (5)		        20,000    0.1%    20,000 	       0     0%
Franklin O. Craft & Dannitta
  E. Craft JTWROS (5)		        20,000    0.1%    20,000       	 0     0%
Scott & Jodi Eisler TenCom (5)	 8,000     *	      8,000  	      0     0%
Noel S. Eisdofer Trust UA
   Dtd. 9/8/95 (5)	             8,000     *	      8,000	        0     0%
Samuel Newman Trust
   Dtd. 10/21/96 (5)  	    	    8,000     *	      8,000	        0     0%
Trent W. Anderson (5)		         8,000     *	      8,000 	       0     0%
Ann Kranis (5)			              16,000    0.1%     16,00	        0     0%
Russell & Sandra Anderson (5)	  8,000     * 	     8,000	        0     0%
Rama Bassalali (5)	             8,000     *	      8,000	        0     0%
Jean Michel Ripert (5)		        8,000     *	      8,000	        0     0%
Mitchell Needle (5)		           4,000     *       4,000  	      0     0%
Kurt Klebrowski (5)		           4,000     *	      4,000 	       0     0%
Tim Mayeux (5)			              10,000     *      10,000	        0     0%
Roderic Johnson (5)		           8,000     *       8,000	        0     0%
Robert Buchholz &
  Evelyn Woodman TenCom (5)	    8,000     *	      8,000	        0     0%
John C. Lewis (5)		             8,000     *  	    8,000         0     0%
Nazih Radwan (5)		              8,000     *	      8,000         0     0%
Wafaa Radwan (5)	               8,000     *	      8,000         0     0%
Michael Hollingshead (5)        8,000     * 	     8,000	        0     0%
Gregory F. DiGiovani, Jr. (5)	  8,000     *  	    8,000         0     0%
Henry A. Schulter (5)		         8,000     *	      8,000         0     0%
Laurie A. Vanderkelen (5)	      8,000     *	      8,000         0     0%
Ted H. Nelson (5)		             8,000     *	      8,000	        0     0%
Bassan Radwan (5)		            16,000    0.1%    16,000	        0     0%
Russ Dunaway (5)		              8,000     *	      8,000      	  0     0%
Lawrence Lebowitz (5)		         8,000     *	      8,000	        0     0%
Stephen Hsiao (5)		            20,000    0.1%    20,000 	       0     0%
Jiunn-I Liou (5)		             20,000    0.1%    20,000	        0     0%
Warren O. & Shirley Kogan
     TenCom (5)	    		          8,000     *	      8,000	        0     0%
James P. Iseman (5)		           8,000     *	      8,000      	  0     0%
John Franklin Hamm (5)		        8,000     *	      8,000         0     0%
Ralph & Cynthia Perrone (5)	    8,000     *	      8,000	        0     0%
Tony Graybeal (5)		            12,000     *	     12,000	        0     0%
Joseph C. Koker (5)		           8,000     *  	    8,000         0     0%
Min Tang Yeh (5)		             24,800    0.2%    24,800	        0     0%
Nicholas Karl (5)		           100,000    0.7%   100,000	        0     0%
Rosa M. Sherouse (5)		         48,000    0.3%    48,000	        0     0%
Carlous Pollard (5)		          10,000     *	     10,000	        0     0%
Michelle & Michael McBain (5)  68,000    0.5%    68,000	        0     0%
Richard McLeod (5)		           20,000    0.1%    20,000	        0     0%
Michael & Kelly Passaneau (5)	 60,000    0.4%    60,000  	      0     0%
Stephen Passaneau (5)		        60,000    0.4%    60,000 	       0     0%
Charles L. Seita (5)		         20,000    0.1%    20,000 	       0     0%
Larry Martin (5)		              8,000      *      8,000      	  0     0%
Joann Bowen (5)			              4,000      *      4,000 	       0     0%
Ernest & Shirely Legere (5)	    8,000      *      8,000 	       0     0%
Joseph Massoud	(5)		           16,000    0.1%    16,000	        0     0%
Walter Bonasoro (5)		           8,000      *      8,000	        0     0%
Michael G. McKoane Flint Trust (5)352,000 2.4%  352,000  	      0     0%
Melanie Stahl (5)		            16,000    0.1%    16,000	        0     0%
Michael McKoane Jr. (5)		      16,000    0.1%    16,000	        0     0%
Mary Elizabeth McKoane (5)	    36,000    0.3%    36,000	        0     0%
Matthew J. McKoane (5)		       16,000    0.1%    16,000      	  0     0%
Pamela Widmark	(5) 		          16,000    0.1%    16,000 	       0     0%
Libby Needle (5)		              8,000      *      8,000         0     0%
Kathi L. Griffin (5)	           8,000      *      8,000         0     0%
James R. Koker (5)		            8,000      *      8,000	        0     0%
Barry Wilt (5)			               8,000      *      8,000         0     0%
Williard Brown,JrIRA Rollover(5)80,000    0.6%   80,000	        0     0%
Stacy Brown Trust,
 Williard A.Brown,Jr.Trustee(5) 8,000      *      8,000	        0      0%
Peter Brown Trust
 Williard A.Brown,Jr.Trustee(5) 8,000      *      8,000	        0      0%
Katherine W. McEnroe (5)	       8,000      *      8,000	        0      0%
John E. McEnroe	(5)		          20,000    0.1%    20,000 	       0      0%
Paul Lancaster (5)		            8,000      *      8,000  	      0      0%
Robert Bobb (5)			             40,000    0.3%    40,000	        0      0%
Greg Stahl (5)			             100,000    0.7%   100,000 	       0      0%
Alan Liley (5)			              40,000    0.3%    40,000	        0      0%
John P. Williams (5)		         20,000    0.1%    20,000	        0      0%
Mary W. Williams (5)		         30,000    0.2%    30,000	        0      0%
Roger Leonard, Jr. (5)		        8,000      *      8,000	        0      0%
Chris Scott (5)			             20,000    0.1%    20,000	        0      0%
Michael & Debbie Dietz (5)	    12,000      *     12,000         0      0%
Anne Hill (5)			                8,000      *      8,000         0      0%
David Rawson (5)	              20,000    0.1%    20,000	        0      0%
Michael Condran	(5)		           8,000      *      8,000	        0      0%
Richard & Jane Bullis (5)	      4,000      *      4,000	        0      0%
U.S. Loans (5)			              70,000    0.5%    70,000	        0      0%
Jessica Wallace (18)		        200,000    1.4%   200,000	        0      0%
Ann Cooper Trust		             12,000      *     12,000  	      0      0%
George Artz			                 10,000      *     10,000	        0      0%
Gary Beck			                   10,000      *     10,000	        0      0%
Jonathan Brown			               1,000      *      1,000	        0      0%
Kevin Brown 			                 4,000      *      4,000	        0      0%
William Brown			                4,000      *      4,000   	     0      0%
C&C Trading partners		         20,000      *     20,000	        0      0%
Hildegarde Cochran		           20,000      *     20,000    	    0      0%
Coconuts on the Beach		        10,000      *     10,000	        0      0%
Karen Cooley			                 2,000      *      2,00	         0      0%
Cypress Log Homes		             4,000      *      4,000   	     0      0%
Andrew Darmstadter		            8,000      *      8,000 	       0      0%
James DeFrancesco		            12,000      *     12,000 	       0      0%
Caleb Didrekson			              9,333      *      9,333	        0      0%
Eric Favier			                  2,000      *      2,000	        0      0%
Raymond Fernandez		            13,000      *     13,000	        0      0%
William Fichter			             13,000      *     13,000	        0      0%
John Flaherty			               10,000      *     10,000	        0      0%
John Geshay			                  4,667      *      4,667	        0      0%
Larry Goodijohn			              3,000      *      3,000	        0      0%
Rose Mary Hanlon		             20,000    0.1%    20,000 	       0      0%
Scott Hooten			                24,993    0.2%    24,993         0      0%
Anthony Hurt			                10,000      *     10,000         0      0%
Fred Johnson			                 2,000      *      2,000 	       0      0%
Stanley Lambda			               2,000      *      2,000	        0      0%
Gary A. Lipson - Receiver	    100,000    0.7%   100,000	        0      0%
Joseph Luciano			               5,000      *      5,000         0      0%
Janet Luckadoo			               2,000      *      2,000	        0      0%
Monroe & Susan Moore		         10,000      *     10,000	        0      0%
Awni Naber			                   6,000      *      6,000  	      0      0%
Michael O'Keefe			              4,000      *      4,000         0      0%
Mark Poreman			                10,000      *     10,000	        0      0%
Jerry Mack & Kathleen Robert	   4,000      *      4,000	        0      0%
Gregory Ronk			                12,349      *     12,349	        0      0%
Brian Ross			                   8,000      *      8,000	        0      0%
Scott Family Trust		           20,000    0.1%    20,000         0      0%
Thomas Siebert (5)		            8,000      *      8,000         0      0%
Steven Watson, IRA		            8,400      *      8,400         0      0%
Leon Willis 			                20,000    0.1%    20,000	        0	     0%
David Yates			                 24,697    0.2%    24,697	        0      0%
Cheryl Cornelius		              5,000      *      5,000         0      0%
Thomson Kernaghan & Co.(19) 1,148,196    8.1% 1,148,196         0      0%
Donald Kramer(5)                8,000      *      8,000         0      0%
Lee Young                      10,000      *     10,000         0      0%
Michael Alford(5)              80,000    0.4%    80,000         0      0%
Erin Meehan                    10,000      *     10,000         0      0%
_________________

*  	Less than 0.1%

(1)	Barry Shevlin is the Company's Chairman and Chief Executive Officer.
The 120,000 shares being registered herein are issuable upon the exercise of warrants in the like amount. The warrants are exercisable at a price of $1.00 per shares and expire in February, 2002.

(2)	James Wallace is a director of the Company.  The number of shares being registered herein includes 750,000 shares issuable upon the exercise of warrants in the like amount. The warrants are exercisable at a price of $1.00 per shares and expire in February, 2002.

(3)	Michael Kogan is a director of the Company.  The 250,000 shares being registered herein are issuable upon the exercise of warrants in the like amount. The warrants are exercisable at a price of $2.50 per share and expire on December 31, 2000.

(4)	Includes 55,000 shares issuable upon the exercise of warrants in the like amount. The warrants are exercisable at a price of $2.50 per share and expire on December 31, 2000.

(5)	One-half (1/2) of the shares being registered on behalf of this shareholder includes shares issuable upon the exercise of warrants Each warrant is exercisable at a price of $2.50 per share and expire on December 31, 2000.

(6)	Includes 50,000 shares issuable upon the exercise of warrants in the like amount. The warrants are exercisable at a price of $2.50 per share and expire on December 31, 2000.

(7) 	Includes 23,000 shares issuable upon the exercise of warrants in the like amount. The warrants are exercisable at a price of $2.50 per share and expire on December 31, 2000.

(8)	Charles M. Meeks, a partner of Meeks, Dorman & Company., is a director of the Company. The 250,000 shares being registered herein are issuable upon the exercise of warrants in the like amount. The warrants are exercisable at a price of $2.50 per share and expire on December 31, 2003.

(9)	Includes 74,500 share issuable upon the exercise of warrants in the like amount. The warrants are exercisable at a price of $2.50 per share and expire on December 31, 2000.

(10)	Includes 8,000 shares issuable upon the exercise of warrants in the like amount The warrants are exercisable at a price of $2.50 per share and expire on December 31, 2000.

(11)	One-half (1/2) of the shares being registered on behalf of this shareholder includes shares issuable upon the exercise of warrants. Each warrant is exercisable at a price of $1.50 per share and expire on December 31, 2002.

(12)	Includes 26,667 shares issuable upon the exercise of warrants in the like amount. Each of these warrants are exercisable at a price of $1.50 per share and expire on December 31, 2002. Also includes 10,000 shares issuable upon the exercise of warrants I the like amount. The warrants are exercisable at a price of $2.50 per share and expire on December 31, 2000.

(13)	Includes 15,000 shares issuable upon the exercise of warrants in the like amount. The warrants are exercisable at a price of $1.00 per share and expire in February, 2002.

(14)	Includes 140,000 shares issuable upon the conversion of a convertible debenture in the principal amount of $210,000 and 140,000 shares issuable upon the exercise of 140,000 warrants, exercisable at the rate of $1.50 per share and expiring on December 31, 2002.

(15)	Includes 40,000 shares issuable upon the conversion of a convertible debenture in the principal amount of $60,000 and 40,000 shares issuable upon the exercise of 40,000 warrants, exercisable at the rate of $1.50 per share and expiring on December 31, 2002.

(16)	Includes 190,000 shares issuable upon the exercise of warrants in the like amount. The warrants are exercisable at a price of $2.50 per share and expire on December 31, 2000. Also includes 60,000 shares issuable upon the conversion of a convertible debenture in the principal amount of $90,000 and 60,000 shares issuable upon the exercise of 60,000 warrants, exercisable at the rate of $1.50 per share and expiring on December 31, 2002.

(17) 	Includes 55,000 shares issuable upon the conversion of a convertible debenture in the principal amount of $82,500 and 55,000 shares issuable upon the exercise of 55,000 warrants, exercisable at the rate of $1.50 per share and expiring on December 31, 2002. Also includes 212,000 shares issuable upon the exercise of warrants in the like amount. These warrants are exercisable at a price of $2.50 per share and expire on December 31, 2000.

(18)	Includes 100,000 shares issuable upon the exercise of warrants in the like amount. The warrants are exercisable at a price of $1.00 per share and expire in February 2002.

(19)	Includes 375,000 shares issuable upon the exercise of warrants in the like amount. The warrants are exercisable at a price of $3.88 per share and expire March 31, 2003. Also includes 773,196 shares issuable upon the conversion of a convertible debenture in the aggregate principal amount of $1,500,000. These debentures have a variable conversion price equal to the lower of .75 of the average closing bid price of the Company's common stock for the ten trading days preceding (x) the Initial Closing Date or (y) the conversion date, with a minimum conversion price of $1.00 per share. Based on the closing date the conversion price for these debentures was $3.44 per share. The 773,196 shares equal 150% of the number of shares underlying the debentures based on the conversion price at the Initial Closing Date.


PLAN OF DISTRIBUTION

The shares may be sold or distributed from time to time by the selling stockholders named in this prospectus, by their donees or transferees, or by their other successors in interest. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents.

The selling stockholders may offer their shares at various times in one or more of the following transactions:

* in ordinary brokers' transactions and transactions in which the broker solicits purchasers;
* in transactions involving cross or block trades or otherwise on The Nasdaq Stock Market;
* in transactions in which brokers, dealers or underwriters purchase the shares as principal and resell the shares for their own accounts pursuant to this prospectus;
* in transactions "at the market" to or through market makers in the common stock or into an existing market for the common stock;
* in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;
* through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;
* in privately negotiated transactions;
* in transactions to cover short sales; or
* in a combination of any of the foregoing transactions.

The selling stockholders also may sell their shares in accordance with Rule 144 under the Securities Act of 1933.

From time to time, one or more of the selling stockholders may pledge or grant a security interest in some or all of the shares owned by them. If the selling stockholders default in performance of the secured obligations, the pledges or secured parties may offer and sell the shares from time to time. The selling stockholders also may transfer and donate shares in other circumstances. The number of shares beneficially owned by selling stockholders who transfer, donate, pledge or grant a security interest in their shares will decrease as and when the selling stockholders take these actions. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees or other successors in interest will be selling stockholders for purposes of this prospectus.

A selling stockholder may sell short the common stock. The selling stockholder may deliver this prospectus in connection with such short sales and use the shares offered by this prospectus to cover such short sales.

 	A selling stockholder may enter into hedging transactions with broker-dealers. The broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholder, including positions assumed in connection with distributions of the shares by such broker-dealers. A selling stockholder also may enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer such shares. In addition, a selling stockholder may loan or pledge shares to a broker-dealer, which may sell the loaned shares or, upon a default by the selling stockholder of the secured obligation, may sell or otherwise transfer the pledged shares.

The selling stockholders may use brokers, dealers, underwriters or agents to sell their shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as principal, or both. The compensation as to a particular person may be less than or in excess of customary commissions. The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the offer and sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholders can presently estimate the amount of such compensation.

If a selling stockholder sells shares in an underwritten offering, the underwriters may acquire the shares for their own account and resell the shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. In such event, we will set forth in a supplement to this prospectus the names of the underwriters and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers. The underwriters from time to time may change any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers. Unless otherwise set forth in a supplement, the obligations of the underwriters to purchase the shares will be subject to certain conditions, and the underwriters will be obligated to purchase all of the shares specified in the supplement if they purchase any of the shares.

We have advised the selling stockholders that during such time as they may be engaged in a distribution of the shares, they are required to comply with Regulation M under the Securities Exchange Act. With certain exceptions, Regulation M prohibits any selling stockholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. The foregoing restrictions may affect the marketability of the shares.

Under our agreements with the selling stockholders, we are required to bear the expenses relating to this offering, excluding any underwriting discounts or commissions, brokerage fees, stock transfer taxes and fees of legal counsel to the selling stockholders. We estimate these expenses will total approximately $57,000.

We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

It is possible that a significant number of shares could be sold at the same time. Such sales, or the perception that such sales could occur, may adversely affect prevailing market prices for the common stock.

This offering by any selling stockholder will terminate two years from the date of this prospectus or, if earlier, on the date on which the selling stockholder has sold all of his shares.




                             LEGAL MATTERS

The validity of our common stock offered hereby is being passed upon for BusinessMall.Com, Inc. by the law offices of Sommer & Schneider LLP, 595 Stewart Avenue, Suite 710, Garden City, New York 11530. Mr. Herbert H. Sommer owns 136,500 shares of the Company's common stock and Mr. Joel C. Schneider owns 144,5000 shares of the Company's common stock.

                               EXPERTS

	The consolidated financial statements as of and for the years ended September 30, 1999, August 31, 1998 and August 31, 1997 incorporated in this Prospectus by reference to BusinessMall's current report on Form 10-K filed with the SEC on January 12, 2000, have been so incorporated by reference in reliance on the report of Meeks Dorman & Company, P.A., independent certified public accountants, given on the authority of said firm as experts in auditing and accounting. Meeks Dorman resigned as auditors for the Company. Charles M. Meeks was elected a director of the Company on March 24, 2000. the firm of Meeks, Dorman owns 250,000 warrants exercisable at $2.50 per share. The shares underlying the warrants are being registered in this offering.

                     WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 of which this prospectus forms a part. The registration statement, including the attached exhibits and schedules, contains additional relevant information about our common stock. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus.

In addition, we have filed reports, proxy statements and other information with the SEC under the Securities Exchange Act. You may read and copy any of this information at the following locations of the SEC:

Public Reference Room    New York Regional Office     Chicago Regional Office
450 Fifth Street, N.W    	7 World Trade Center            Citicorp Center
   Room 1024                  	Suite 1300            500 West Madison Street,
Washington, D.C. 20549  New York, New York, 10048         Suite 1400
                                                      Chicago, IL  60661-2511
You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330.
The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, like BusinessMall, that file electronically with the SEC. The address of that site is http://www.sec.gov. The SEC file number for our documents filed under the Securities Exchange Act is 0-15413.

The SEC allows us to "incorporate by reference" information into this prospectus. This means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any such information that is superseded by information included directly in this document.

This prospectus incorporates by reference the documents listed below that we have previously filed or will file with the SEC. They contain important information about us and our financial condition.

(a)	The Company's Annual Report on Form 10-K for the fiscal year ended
    September 30, 1999;

(b)	The Company's Quarterly Report on Form 10-QSB for the quarter ended
    December 31 1999;

(c)	Amendment No. 1 to the Company's Quarterly Report on Form 10-QSB for the
    quarter ended December 31 1999;

(d)	The Company's Current Report on Amendment No. 1 to Form 8-K for the
    event dated July 30, 1999 filed with the SEC on October 13, 1999;

(e)	The Company's Current Report on Form 8-K for the event dated October 1,
    1999 filed with the SEC on October 6, 1999;

(f)	An Amendment to Form 8-K was filed by the Company dated as of October 1,
    1999 and filed November 15, 1999;

(g)	The Company's Current Report on form 8-K for the event dated December
    29, 1999 and filed January 12, 2000;

(h) 	The Company's Current Report on Form 8-K for the event dated February
     10, 2000 and filed February 15, 2000;

(i) 	Preliminary Proxy Statement filed February 11, 2000;

(j)	Definitive Proxy Statement dated February 29, 2000;

(k) The Company's current report on Form 8-K for the event dated April 12, 2000 and filed April 12, 2000; and

(l)	All other documents filed by the Company after the date of this
    Registration Statement under Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment to the Registration Statement which indicates that all securities offered have been sold or which deregisters all securities then remaining in the Registration Statement and to be part thereof from the date of filing of such documents.

In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the documents listed above from the SEC, through the SEC's Web site at the address described above, or directly from us, by requesting them in writing or by telephone at the following address:

                            BusinessMall.Com, Inc.
                        601 Cleveland Street, Suite 930
                           Clearwater, Florida 33755
                              Attn:  Erin Meehan
                             Phone: (727) 507-3555

We will provide a copy of any of these documents without charge, excluding any exhibits unless the exhibit is specifically listed as an exhibit to the registration statement of which this prospectus forms a part. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means, within two business days after we receive your request.



                             9,722,470 Shares


                          BusinessMall.Com, Inc.

                              Common Stock


                        ________________________


                         P R O S P E C T U S

                            May 1, 2000


                       ________________________


================================================================================

                                PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses payable by the Company in connection with the sale and distribution of the securities being registered.

        SEC Registration Fee...........................	$ 9,304.40
        Printing and Duplicating Expenses.............. $ 5,000.00
        Legal Fees and Expenses........................	$25,000.00
        Accounting Fees and Expenses...................	$10,000.00
        Miscellaneous..................................	$ 5,000.00
        Transfer Agent and Registrar Fees..............	$ 2,500.00

                           Total......................	$ 56,804.40


Item 15. Indemnification of Directors and Officers

The Certificate of Incorporation and By-laws of the Company provide that the Company shall indemnify to the fullest permitted by Nevada law any person whom it may indemnify thereunder, including directors, officers, employees and agents of the Company. Such indemnification (other than as ordered by a court) shall be made by the Company only upon a determination that indemnification is proper in the circumstances because the individual met the applicable standard of conduct i.e., such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company. Advances for such indemnification may be made pending such determination. Such determination shall be made by a majority vote of a quorum consisting of disinterested directors, or by independent legal counsel or by the stockholders.
In addition, the Certificate of Incorporation provides for the elimination, to the extent permitted by Nevada law, of personal liability of directors to the Company and its stockholders for monetary damages for breach of fiduciary duty as directors.

	The Company has also agreed to indemnify each director and executive officer pursuant to an Indemnification Agreement with each such director and executive officer from and against any and all expenses, losses, claims, damages and liability incurred by such director or executive officer for or as a result of action taken or not taken while such director or executive officer was acting in his capacity as a director, officer, employee or agent of the Company. The obligations of the Company for indemnification is limited to the extent provided in the New York Business Corporation Act and is also limited in situations where, among others, the indemnitee is deliberately dishonest, gains any profit or advantage to which he is not legally entitled or is otherwise indemnified.

	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits, Financial Statement Schedules and Reports on Form 8-K

	(a)  Exhibits

	3.1		Articles of Incorporation and Amendments thereto --
      incorporated by reference to Form S-18 filed November 10, 1986, SEC File #33-10084-LA.

	3.2		By-Laws -- incorporated by reference to Form S-18 filed
      November 10, 1986, SEC File #33-10084-LA.

	3.3		Certificate of Amendment to the Certificate of
      Incorporation filed with Secretary of State of Nevada on August 3, 1999 incorporated by reference to Form 8-K dated July 30, 1999.

	3.4		Certificate of Amendment to the Certificate of
      Incorporation -- incorporated by reference to Exhibit B to Proxy Statement dated February 29, 2000.

	4.1		Form of 9% Convertible Subordinated Debenture due
      December 1, 2001-- incorporated by reference to Form 10-K for the year ended September 30, 1999.

	4.2		Form of Common Stock Purchase Warrant exercisable at
     $1.50 and expiring on December 31,2002-- incorporated by reference to Form 10-K for the year ended September 30, 1999.

	4.3		Form of Common Stock Purchase Warrant exercisable at
      $2.50 and expiring on December 31, 2000-- incorporated by reference to Form 10-K for the year ended September 30, 1999.

	4.4		Form of Registration Rights Agreement-- incorporated by
      reference to Form 10-K for the year ended September 30, 1999.

	4.5		Form of CCC Communications Corporation Subordinated
      Note-- incorporated by reference to Form 10-K for the year ended September 30, 1999.

	4.6		Form of Common Stock Purchase Warrant of CCC
      Communications Corporation-- incorporated by reference to Form 10-K for the year ended September 30, 1999.

	5		Opinion of Sommer & Schneider LLP as to the validity of
    the securities registered hereunder.

	10.1		Securities Exchange Agreement dated as of June 7, 1999
    -- incorporated by reference to Form 8-K dated June 15, 1999.

	10.2		Assignment of Film Library dated July 29, 1999
       transferring film library to Harold Brown -- incorporated by reference to Form 8-K dated July 30, 1999.

	10.3		Employment Agreement by and between the Company and Tom
       Chris Chubokas dated May 15, 1999-- incorporated by reference to Form 10-K for the year ended September 30, 1999.

	10.4		Employment Agreement by and between the Company and
       James "Chris" Watson dated May 15, 1999-- incorporated by reference to Form 10-K for the year ended September 30, 1999.

	10.5		Employment Agreement by and between the Company and
       Barry L. Shevlin dated February 2, 1998-- incorporated by reference to Form 10-K for the year ended September 30, 1999.

	10.6		Employment Agreement by and between the Company and Dr.
       Howard Tackett dated February 2, 1998-- incorporated by reference to Form 10-K for the year ended September 30, 1999.

	10.7		Office Lease Agreement by and between Atrium At
       Clearwater, Limited and Progressive Telecommunications Corporation dated December 27, 1997-- incorporated by reference to Form 10-K for the year ended September 30,1999.

	10.8		Shopping Center Lease by and between Barrett Family
       Partnership I d/b/a The Commonwealth Center and Progressive Telecommunications Corporation dated November 3, 1999-- incorporated by reference to Form 10-K for the year ended September 30, 1999.

	10.9		Office Lease Agreement by and between Devic Rentals and
       CCC Communications Corp. dated May 14, 1997-- incorporated by reference to Form 10-K for the year ended September 30, 1999.

	10.10		1993 Incentive Stock Option Plan -- incorporated by
        reference to Exhibit B to Proxy Statement dated April 2, 1993, SEC File #0-15413.

	10.11		1993 Non-Qualified Stock Option Plan  --  incorporated
        by reference to Exhibit C to Proxy Statement dated April 2, 1993, SEC File #0-15413.

	10.12		Employment agreement by and between the Company and
        James Maguire dated November 8, 1999 -- incorporated by reference to Form S-8 filed November 16, 1999, SEC File # 333-91023.

	10.13		Form of Promissory Note between the Company and James
        Wallace-- incorporated by reference to Form 10-K for the year ended September 30, 1999.

	10.14		2000 Equity Incentive Plan -- incorporated by reference
        to Exhibit A to Proxy Statement dated February 29, 2000

	11		Statements re computation of per share earnings

	21		List of Subsidiaries

	23.1		Consent of Sommer & Schneider LLP (included as part of
       Exhibit 5)

	23.2		Consent of independent Certified Public Accountant
      (Meeks, Dorman & Company, P.A.)

	24		Power of Attorney (included in the signature page)

  	(b)  Financial Statement Schedules.

     	Schedules not listed above have been omitted because they are inapplicable or the information required to be set forth therein is contained, or incorporated by reference, in our consolidated financial statements or notes thereto.

	(c)	Reports on Form 8-K

A Form 8-K was filed by the Company dated as of June 7, 1999 and file June 16, 1999.

A Form 8-K was filed by the Company dated July 30, 1999 and filed August 16,
  1999.

An Amendment to Form 8-K was filed by the Company dated as of July 30, 1999 and filed October 13, 1999.

A Form 8-K was filed by the Company dated as of October 1, 1999 and filed
  October 6, 1999.

An amendment to Form 8-K was filed by the Company dated as of October 1, 1999 and filed November 15, 1999.

	A Form 8-K was filed by the Company dated as of December 29, 2000 and filed January 12, 2000.

	A Form 8-K was filed by the Company dated as of February 10, 2000 and filed February 15, 2000.

 A Form 8-K was filed by the COmpany dated as of April 12, 2000 and filed April 12, 2000.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities
Act of 1933.

(b)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(c)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

	Provided, however, that paragraphs (1)(a) and (1)(b) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by this paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities
Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Item 310(b) of Registration S-B is not set forth in the prospectus, to deliver, or cause to be delivered, to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(6)	To deliver or cause to be delivered with the prospectus to each employee to whom the prospectus is sent or given, a copy of the registrant's annual report to stockholders for its last fiscal year, unless such employee otherwise has received a copy of such report, in which case the registration shall state in the prospectus that it will promptly furnish, without charge, a copy of such report on written request of the employee. If the last fiscal year of the registrant has ended within 120 days prior to the use of the prospectus, the annual report of the registrant for the preceding fiscal year may be so delivered, but within such 120-day period the annual report for the last fiscal year will be furnished to each such employee.

(7)	To transmit or cause to be transmitted to all employees participating in the Plans who do not otherwise receive such material as stockholders of the registrant, at the time and in the manner such material is sent to its stockholders, copies of all reports, proxy statements and other communications distributed to its stockholders generally.



                                 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clearwater, State of Florida, on April 25, 2000.

                                 							BUSINESSMALL.COM, INC.



                                     By:  /s/  Barry L. Shevlin
                                          Barry L. Shevlin
                                          Chairman of the Board and Chief
                                          Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Barry L. Shevlin, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, from such person and in each person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement or any Registration Statement relating to this Registration Statement under Rule 462 and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 25, 2000.

Signatures	                                         					Date


/s/ Barry L. Shevlin*							                        April 25, 2000
Barry L. Shevlin
Chairman and Chief Executive Officer


/s/  Charlie M. Meeks*                          				April 25, 2000
Charlie M. Meeks, Director


/s/ James C. Watson*                            				April 25, 2000
James C. Watson
Executive Vice President and Director


/s/ Howard Tackett*                             				April 25, 2000
Dr. Howard Tackett
Vice President and Director


/s/ James E. Wallace*	                           			April 25, 2000
James E. Wallace, Director


/s/ Michael Kogan*                              				April 25, 2000
Michael Kogan, Director


/s/ Robert Passaneau                                April 25, 2000
Robert Passaneau, Director

*By:  /s/ Barry L. Shevlin                          April 25, 2000
      Barry L. Shevlin
      Attorney in fact

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